Earnings to Fixed Charges (in thousands)	Exhibit 12

	First Quarter
	2009	2008	2007	2006	2005	2004
Pre-tax (loss) income from continuing operations	(20,922)	39,386	192,758	220,510	202,784	172,732
Income (loss) from equity investees	(20,549)	(12,676)	19,201	12,244	8,199	6,375
Pre-tax (loss) income from continuing operations before income (loss) from equity investees	(373)	52,062	173,557	208,266	194,585	166,357

Interest Expense	5,024	20,508	23,795	21,411	17,582	15,466
Amortization of discount and expenses related to indebtedness	43	184	1,180	443	222	209
Portion of rents representative of interest factor	926	3,971	3,725	3,186	2,992	2,887
Total fixed charges	5,993	24,663	28,700	25,040	20,796	18,562

Distributed income of equity investees	-	1,077	14,920	8,733	5,916	2,587

Income, as adjusted	5,620	77,802	217,177	242,039	221,297	187,506

Earnings to fixed charges	0.9	3.2	7.6	9.7	10.6	10.1

In the first quarter of 2009, the Company's earnings to fixed charges ratio was less than one-to-one, reflecting a deficiency of approximately $0.4 million.

The table above includes non-cash other-than-temporary impairment charges of $27.1 million in the first quarter of 2009, $53.1 million in 2008, $4.9 million in 2007 and $1.2 million in 2005, the exclusion of which would result in earnings to fixed charges ratios of 5.5 in the first quarter of 2009, 5.3 in 2008, 7.7 in 2007 and 10.7 in 2005.  There were no such other-than-temporary impairment charges in 2006 or 2004.